Exhibit 99.1

Nature Wood Group Limited Announces Results of 2025 Annual General Meeting of Shareholders

Macau, December 16, 2025 (PRNewswire) — Nature Wood Group Limited (Nasdaq: NWGL) (the “Company”), a global leading vertically-integrated forestry company headquartered in Macau, today announced that it held its Annual General Meeting of Shareholders (the “2025 AGM”) on December 16, 2025. Each of the proposals submitted to the shareholders for approval at the 2025 AGM has been approved..

The shareholders of the Company passed and approved the following proposals:

Proposal No. 1:	The Company’s name be changed from “Nature Wood Group Limited” to “CL Workshop Group Limited” and the Company’s foreign name be changed from “大自然林業集團有限公司” to “刺梨工坊公司”.

Proposal No. 2:	Share Reorganisation: The shares of the Company be redesignated and reclassified from ordinary shares of a single class to Class A ordinary shares and Class B ordinary shares.

Proposal No. 3:	The second amended and restated memorandum and articles of association of the Company be adopted.

For the full text of the above proposals passed and approved at the 2025 AGM, refer to the Form 6-K furnished to the SEC on December 16, 2025.

About Nature Wood Group Limited

Nature Wood Group Limited is a global leading vertically-integrated forestry company that focuses on timber and wood products industry. The Company’s operations cover both up-stream forest management and down-stream wood-processing and distribution. Nature Wood offers a broad line of products, including logs, decking, flooring, sawn timber, primarily through its sales network in Europe, South Asia, South America, North America and China. The Company is one of the largest exporters of wood products in Peru. For more information, please visit: www.nature-wood.com.

For investor and media inquiries, please contact:

Name: Wang Hong

Title:CFO

Email: nwglwh@163.com